UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB/A
                                 Amendment No. 1

              General Form for Registration of Securities of Small Business Issuers under Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                                   MPLC, Inc.

                 (Name of Small Business Issuer in its Charter)

        Delaware                                                 06-1390025
(State of Incorporation)                                   (IRS Employer ID No.)

1775 Broadway, Suite 604, New York, NY                             10019
(Address of Principal Executive Offices)                         (Zip Code)

                                 (212) 247-4590
                           (Issuer's telephone number)

     Securities to be Registered Pursuant to Section 12(b) of the Act: None

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                                  Common Stock
                                 $0.01 Par Value
                                (Title of Class)

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                                   MPLC, Inc.
                                  FORM 10-SB/A

PART I

ITEM 1   DESCRIPTION OF BUSINESS                                               1

ITEM 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION             9

ITEM 3   DESCRIPTION OF PROPERTY                                              10

ITEM 4   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT                                                           10

ITEM 5   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS                                                              11

ITEM 6   EXECUTIVE COMPENSATION                                               13

ITEM 7   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                       14

ITEM 8   DESCRIPTION OF SECURITIES                                            15

PART II

ITEM 1   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS                               17

ITEM 2   LEGAL PROCEEDINGS                                                    17

ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                        18

ITEM 4   RECENT SALES OF UNREGISTERED SECURITIES                              18

ITEM 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS                            18

PART F/S FINANCIAL STATEMENTS                                                 19

PART III

ITEM 1.  INDEX TO EXHIBITS                                                    47

         SIGNATURES                                                           48


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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Some of the statements contained in this registration statement on Form 10-SB/A of MPLC, Inc. (hereinafter the "Company", "We" or the "Registrant") discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, and there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. A reader, whether investing in the Company's securities or not, should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Important factors that may cause actual results to differ from projections include, for example:

      o the success or failure of management's efforts to implement the Company's plan of operation;
      o     the ability of the Company to fund its operating expenses;
      o the ability of the Company to compete with other companies that have a similar plan of operation;
      o the effect of changing economic conditions impacting our plan of operation;
      o the ability of the Company to meet the other risks as may be described in future filings with the SEC.

General Background of the Registrant

MPLC, Inc. (f/k/a The Millbrook Press Inc.) (the "Company" or "MPLC") was incorporated under the laws of the State of Delaware in 1994. Until 2004, the Company was a publisher of children's nonfiction books, in both hardcover and paperback, for the school and library market and the consumer market. The Company published more than 1,700 hardcover and 750 paperback books under its Roaring Book ("Roaring Book"), Millbrook ("Millbrook"), Copper Beech ("Copper Beech"), and Twenty-First Century ("Twenty-First Century") imprints. In recent years, schools and public libraries across the country suffered major fiscal crises, and responded by cutting back on their book acquisitions. The effect on the Company's business was severe. Accordingly, the Company engaged in negotiations with People's Bank, its secured lender, and a committee of its largest unsecured creditors, in an attempt to restructure its obligations out of court. When it became clear that the restructuring would not be successful, the Company decided to seek the protection of the Bankruptcy Court.

On February 6, 2004, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Connecticut (the "Bankruptcy Court"). After filing for bankruptcy, the Company began to sell each of its imprints. In April 2004, the Company sold its Roaring Book imprint in an auction for approximately $4.4 million. In July 2004, the Company sold both the Millbrook and Twenty-First Century imprints together in an auction for approximately $3.4 million. The Company sold the Copper Beach imprint and remaining inventory in late 2004 for approximately $165,000. In addition, beginning in February 2004, the Company began to sell off its inventory and raised approximately an additional $2.1 million.

By July 31, 2004, the Company had paid all secured creditors 100% of amounts owed. The Company is in the process of paying the claims of all unsecured creditors and expects that it will have sufficient cash to make a distribution to shareholders after such claims are paid. The recipients of such distribution will not include the Company's controlling shareholder or his transferees.

In connection with the order of the U.S. Bankruptcy Court dated January 25, 2005, the Court authorized the Company's entry into a stock purchase agreement with First Americas Partners, LLC ("First Americas"), a New York limited liability company wholly owned by Isaac Kier. Pursuant to the stock purchase agreement dated January 24, 2005, the Company agreed to, among other things, (1) issue to First Americas for $75,000, shares of the Company's common stock representing 90% of the Company shares outstanding post-issuance, (2) cause the resignation of the Company's then officers and directors and the appointment to the Board of the director nominees of First Americas, (3) amend the Company's


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certificate of incorporation to allow for the issuance of the shares to First
Americas, and (4) cause the cancellation of all remaining options, warrants and other rights to purchase shares of the Company's common stock. As a result of the transaction, First Americas became the controlling shareholder of the Company and Mr. Kier and Sid Banon became directors of the Company. Mr. Kier was appointed the Company's President, Secretary and Treasurer. Subsequently, Mr. Jerome Chazen was appointed to the Board. In May 2005, First Americas distributed the majority of its shares of common stock to Mr. Kier, and sold shares to Messrs. Banon and Chazen and two other persons.

Also in connection with the foregoing transaction, the Company entered into (1) a letter agreement with First Americas and David Allen, a former officer and director of the Company, pursuant to which Mr. Allen will conclude the bankruptcy business of the Company by the end of July 2005, including such activities as collecting outstanding amounts receivable, clearing checks written by the Company prior to the closing of the transaction and issuing checks for remaining expenses and obligations of the Company in connection with the Company's bankruptcy, and (2) an escrow agreement with Mr. Allen and North Fork Bank, pursuant to which the assets that the Company held immediately prior to the closing of the transaction, after payment of remaining bankruptcy claims, will be distributed as a special distribution for the benefit of the Company's shareholders.

As a result of the order of the U.S. Bankruptcy Court dated January 25, 2005, except as otherwise described herein, the Company will be free from all liens, claims and interests of others that arose prior to the effective date of the Company's bankruptcy plan.

The executive office of the Company is located at 1775 Broadway, Suite 604, New York, NY 10019. Its telephone number is (212) 247-4590. The Company's sole officer is Isaac Kier and its directors are Mr. Kier, Sid Banon and Jerome Chazen.

Registration Statement

Until October 2003, the Company was registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and filed reports with the Securities and Exchange Commission (the "Commission") pursuant to Sections 13(a) and 15(d) of the Exchange Act. In late 2003, the Company determined that maintaining its registration was costing the Company approximately $250,000 per year and, in an attempt to reduce expenses, voluntarily terminated its registration on October 29, 2003. The Company was permitted to terminate its registration because it had less than 300 record holders of its shares of common stock.

The Company is voluntarily filing this registration statement on Form 10-SB/A in order to once again become registered under Section 12(g) of the Exchange Act. As a "reporting company", the Company will again be obligated to file with the Commission certain interim and periodic reports, including an annual report containing audited financial statements. The Company anticipates that it will continue to file such reports as required under the Exchange Act.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at its website address, which is http://www.sec.gov.

Until October 2003, the common stock of the Company was traded under the symbol MILB on the NASDAQ SmallCap Market. Since such time, the Company's common stock has been subject to quotation on the pink sheets under the trading symbol MILB. There can be no assurance that there will be an active trading market for our securities following the effective date of this Registration Statement. In the event that an active trading market commences, there can be no assurance as to the market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

New Business Objectives of the Company

As a result of the Bankruptcy proceeding, the Company has no present operations. New management is determined to direct its efforts to locate and consummate a merger or acquisition with a private entity (a "Business Combination"). The Company does not intend to limit itself to a particular industry and has not established any particular criteria upon which it shall consider and proceed with a possible Business Combination.


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Management believes that various types of potential merger or acquisition candidates might find a Business Combination with the Company to be attractive. These include acquisition candidates desiring to eventually create a more liquid market for their shares, acquisition candidates which have long-term plans for raising capital through public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates who have a need for an immediate cash infusion are not likely to find a potential Business Combination with the Company to be an attractive alternative. Nevertheless, the Company has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of an acquisition candidate.

Prior to making a decision to participate in a Business Combination, the Company will generally request as much relevant information as possible regarding the acquisition candidate, including, but not limited to, such items as a description of products, services and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during the relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and audited financial statements, or if they are not available at that time, unaudited financial statements, together with reasonable assurance that audited financial statements could be produced within a required period of time.

In evaluating a prospective Business Combination, we would consider, among other factors, the following: (i) costs associated with pursuing the Business Combination; (ii) growth potential of the business to be acquired, (iii) experiences, skills and availability of additional personnel necessary to operate the business to be acquired; (iv) necessary capital requirements of the business to be acquired; (v) the competitive position of the business to be acquired; (vi) the stage of business development of the business to be acquired;
(vii) the market acceptance of the potential products and services of the business to be acquired; (viii) proprietary features and intellectual property of the business to be acquired; and (ix) the regulatory environment that may be applicable to any prospective business to be acquired. The foregoing criteria are not intended to be exhaustive and there may be other criteria that management may deem relevant.

The Company is unable to predict when it may find a possible acquisition candidate. We expect, however, that the analysis of specific proposals and the selection of a potential transaction may take several months or more. There can also be no assurances that the Company will be able to successfully pursue an acquisition candidate. In that event, there is a substantial risk to the Company that failure to complete a Business Combination will force management to cease operations and liquidate the Company.

Management intends to devote such time as it deems necessary to carry out the Company's affairs. The exact length of time required for the pursuit of a Business Combination is uncertain. No assurance can be made that we will be successful in our efforts. We cannot project the amount of time that our management will actually devote to the Company's plan of operation.

Mr. Kier owns a majority of the total issued and outstanding shares of the Company. As a result, Mr. Kier has the ability to unilaterally approve a prospective Business Combination on behalf of all shareholders. Notwithstanding the fact that Mr. Kier can unilaterally approve a prospective Business Combination, the Company intends to provide the Company's shareholders with complete disclosure documentation concerning a potential Business Combination prior to its consummation in the manner required by applicable state law and federal securities laws.


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SEARCH FOR A BUSINESS COMBINATION

The Company's search will be directed toward small and medium-sized enterprises, which have a desire to enhance the liquidity of their shares. The Company does not propose to restrict its search for a Business Combination to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, manufacturing, high technology, biotechnology, product development, medical, communications and others. The Company's discretion in the selection of a Business Combination is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors. No assurance can be given that the Company will be successful in finding a desirable Business Combination, and no assurance can be given that any acquisition which does occur will be on terms that are favorable to the Company or its shareholders.

Our management is not required to commit their full time to our affairs. As a result, pursuing a Business Combination may require a greater period of time than if they would devote their full time to our affairs. Management is not precluded from serving as officers or directors of any other entity that is engaged in business activities similar to those of the Company. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conduct. In such event, management may have conflicts of interest in determining to which entity a particular Business Combination should be presented. Mr. Kier, a director and our President, Secretary and Treasurer, currently serves as a director of two other such companies. In general, officers and directors of a Delaware corporation are required to present certain business opportunities to such corporation. In cases where our management has multiple business affiliations, they may have similar legal obligations to present certain business opportunities to multiple entities. If several business opportunities or operating entities approach management with respect to a Business Combination, management will consider a number of factors, including preferences of the management of the operating company and availability of resources of the acquiring company. However, management will act in what it believes will be in the best interests of the shareholders of the Registrant and other respective public companies.

The Company intends to conduct its activities so as to avoid being classified as an "Investment Company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

Registrant is a Blank Check Company

At present, the Company has no sources of revenue and has no specific business plan or purpose. The Company's business plan is to seek a Business Combination. As a result, the Company is a "blank check" or "shell" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of shell companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan and closed on a suitable Business Combination.

The Company's common stock is a "penny stock," as defined in Rule 3a51-1 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock of the Registrant is subject to the penny stock rules, it may be more difficult to sell the Company's common stock.


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RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

DEPENDENCE ON KEY PERSONNEL

The Company is dependent upon the continued services of its officers and directors. To the extent that their services become unavailable, the Company will be required to obtain other qualified personnel and there can be no assurance that it will be able to recruit and hire qualified persons upon acceptable terms.

BECAUSE WE MAY BE DEEMED TO HAVE NO "INDEPENDENT" DIRECTORS, ACTIONS TAKEN AND EXPENSES INCURRED BY OUR OFFICERS AND DIRECTORS ON OUR BEHALF WILL GENERALLY NOT BE SUBJECT TO "INDEPENDENT" REVIEW

Each of our directors owns shares of our securities and, although no compensation will be paid to them for services rendered prior to or in connection with a Business Combination, they may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable Business Combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because none of our directors may be deemed "independent," we may not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Although we believe that all actions taken by our directors on our behalf will be in our best interests, we cannot assure you that this will actually be the case. If actions are taken, or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations.

LIMITED RESOURCES; NO PRESENT SOURCE OF REVENUES

At present, we have limited business operations and our business activities are limited to seeking a Business Combination. Due to our limited financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objectives. We have only limited resources and have no current source of operating income, revenues or cash flow from operations. Mr. Kier has indicated to us that he currently intends to provide us with limited funding in the form of loans, on an as needed basis, necessary for us to continue our corporate existence and our business objective to seek a Business Combination, as well as funding the costs, including professional accounting fees and expenses related to continuing to be a reporting company under the Exchange Act. However, we have no written agreement with Mr. Kier to provide any interim financing for any period and there is no assurance that he will provide such funding. In addition, we will not generate any revenues at least until, and we will only potentially generate revenues if, we enter into a new business, of which there can be no assurance.

BROAD DISCRETION OF MANAGEMENT

Any person who invests in our securities will do so without an opportunity to evaluate the specific merits or risks of any potential Business Combination in which we may engage. As a result, investors will be entirely dependent on the broad discretion and judgment of management in connection with the selection of a Business Combination. There can be no assurance that determinations made by our management will permit us to achieve our business objectives.

UNSPECIFIED INDUSTRY FOR PROSPECTIVE BUSINESS COMBINATIONS; UNASCERTAINABLE
RISKS

There is no basis for shareholders to evaluate the possible merits or risks of potential Business Combinations or the particular industry in which we may ultimately operate. To the extent that we effect a Business Combination with a financially unstable entity or an entity that is in its early stage of development or growth, including entities without established records of revenues or income, we will become subject to numerous risks inherent in the business and operations of such entity. In addition, to the extent that we effect a Business Combination with an entity in an industry characterized by a high degree of risk, we will become subject to the currently unascertainable


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risks of that industry. A high level of risk frequently characterizes certain industries that experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular new prospective business or industry, there can be no assurance that we will properly ascertain or assess all such risks or that subsequent events may not alter the risks that we perceive at the time of the consummation of a Business Combination.

THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION

The Company has no current arrangement, agreement or understanding with respect to engaging in a Business Combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating or in concluding a Business Combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a Business Combination with such business entity. Accordingly, the Company may enter into a Business Combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There can be no assurance that the Company will be able to negotiate a Business Combination on terms favorable to the Company. In addition, there can be no assurance that a Business Combination will benefit shareholders or prove to be more favorable to shareholders than any other investment that may be made by shareholders and investors.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION

Pursuant to the requirements of Section 13 of the Exchange Act, the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a Business Combination. Obtaining audited financial statements will be the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a Business Combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a Business Combination with such a business entity might prove to be an unfavorable one for the Company.

THERE IS NO ACTIVE MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP OR BE SUSTAINED

There is currently no substantial active trading market in our shares. There can be no assurance that there will be an active trading market for our securities following commencement of a new business. In the event that an active trading market commences, there can be no assurance as to the market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

CONFLICTS OF INTEREST

Our management is not required to commit their full time to our affairs. As a result, pursuing Business Combinations may require a greater period of time than if they would devote their full time to our affairs. Management is not precluded from serving as officers or directors of any other entity that is engaged in business activities similar to those of the Company. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conduct. In such event, management may have conflicts of interest in determining to which entity a particular Business Combination should be presented. Mr. Kier, a director and our President, Secretary and Treasurer, currently serves as a director of two other such companies. In general, officers and directors of a Delaware corporation are


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required to present certain business opportunities to such corporation. In cases where our management has multiple business affiliations, they may have similar legal obligations to present certain business opportunities to multiple entities. If several business opportunities or operating entities approach management with respect to a Business Combination, management will consider a number of factors, including preferences of the management of the operating company and availability of resources of the acquiring company. However, management will act in what it believes will be in the best interests of the shareholders of the Registrant and other respective public companies.

COMPETITION

We expect to encounter intense competition from other entities seeking to pursue Business Combinations. Many of these entities are well-established and have extensive experience in identifying prospective Business Combinations. Many of these competitors possess greater financial, technical, human and other resources than we do and there can be no assurance that we will have the ability to compete successfully. Based upon our limited financial and personnel resources, we may lack the resources necessary to compete with many of our potential competitors.

ADDITIONAL FINANCING REQUIREMENTS

We have no revenues and are dependent upon the willingness of Mr. Kier to fund through loans to the Company the costs associated with our reporting obligations under the Exchange Act, and other administrative costs associated with our corporate existence. The Company has incurred and expects to continue to incur costs for general and administrative expenses, including accounting fees, reinstatement fees, and other professional fees related to the preparation and filing of this Registration Statement under the Exchange Act. We do not expect to generate any revenues until, and we will only potentially generate revenues if, we enter into a new business. We believe that we will have sufficient funds available to pay accounting and professional fees and other expenses to fulfill our reporting obligations under the Exchange Act until we commence business operations. In the event that our available funds from our affiliates prove to be insufficient, we will be required to seek additional financing. Our failure to secure additional financing could have a material adverse affect on our ability to pay the accounting and other fees required in order to continue to fulfill our reporting obligations and pursue our business plan. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement would be available at all or on terms acceptable to us. We do not have any written agreement with our affiliates to provide funds for our operating expenses.

STATE BLUE SKY REGISTRATION; POTENTIAL LIMITATIONS ON RESALE OF THE SECURITIES

The holders of our shares of common stock and those persons who desire to purchase them in any trading market that might develop, should be aware that there may be state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Registrant's securities to be a limited one.

DIVIDENDS UNLIKELY

We do not expect to pay dividends for the foreseeable future because we have no revenues. The payment of dividends will be contingent upon our future revenues and earnings, if any, capital requirements and overall financial condition. The payment of any future dividends will be within the discretion of our board of directors. It is our expectation that after the consummation of a Business Combination that future management will determine to retain any earnings for use in business operations and, accordingly, we do not anticipate declaring any dividends in the foreseeable future.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT

In conjunction with completion of a Business Combination, it is anticipated that the Company will issue an amount of the Company's authorized but unissued common stock that represents a majority of the voting power and equity of the Company, which will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the Business Combination agreement, the current controlling shareholder of the Company may agree to sell or transfer all or a portion of the Company's common stock he owns so as to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officer and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.


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POSSIBLE DILUTION OF VALUE OF SHARES UPON A BUSINESS COMBINATION

A Business Combination normally will involve the issuance of a significant number of additional shares of common stock. Depending upon the value of the assets acquired in such Business Combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

COMPLIANCE WITH PENNY STOCK RULES

Our securities will be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, unless the price of our shares of common stock is at least $5.00. We expect that our share price will be less than $5.00. Unless our common stock is otherwise excluded from the definition of "penny stock", the penny stock rules apply. The penny stock rules require a broker-dealer, prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements could limit the level of trading activity for our common stock and could make it more difficult for investors to sell our common stock.

REGULATION UNDER INVESTMENT COMPANY ACT

In the event the Company engages in a Business Combination which results in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs.

TAXATION

Federal and state tax consequences will, in all likelihood, be major considerations in any Business Combination that the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any Business Combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such Business Combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

RISKS OF DOING BUSINESS IN A FOREIGN COUNTRY

Although we intend to focus our search on target businesses located within the United States, we are not limited to this geographical region. It is possible that prospective target businesses could be introduced to us in this and other areas. If we locate a suitable target business outside of the United States, we would be subject to all the inherent risks of doing business in that foreign country. For instance, many countries have had economic difficulties and political instability. If we were to complete a Business Combination with a target business located in another country, our operations and profitability could be negatively affected by that country's response to these and other issues. In addition, we cannot assure you that management of the target business will be familiar with United States securities laws. If new management is unfamiliar with our laws, it may have to expend time and resources becoming familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

GENERAL ECONOMIC RISKS

The Registrant's current and future business plans are dependent, in large part, on the state of the general economy. Adverse changes in economic conditions may adversely affect our plan of operation.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company intends to seek to acquire assets or shares of an entity engaged in a business that generates, or has the potential of generating revenues, in exchange for securities of the Company. The Company has not identified a particular acquisition target as of the date of filing of this registration statement, and has not entered into any negotiations regarding any such acquisition. None of the Company's officers, directors, promoters or affiliates has engaged in any negotiations with any representative of any other company regarding a Business Combination between the Company and such other company as of the date of this registration statement.

The Company intends to remain a shell company until a merger or acquisition is consummated, and it is anticipated that during that time frame the Company's cash requirements will be minimal. The Company does not anticipate that it will have to raise capital during the next twelve months. The Company also does not expect to make any significant capital acquisitions during the next twelve months.

The Company intends to seek to carry out its business plan as discussed herein. In order to do so, the Company needs to pay ongoing expenses, including particularly legal and accounting fees incurred in conjunction with preparation and filing of this Registration Statement, and in conjunction with future compliance with its on-going reporting obligations under the Exchange Act. Because the Company has no capital with which to pay these anticipated expenses, Mr. Kier has indicated to us that he currently intends to provide us with limited funding in the form of loans, on an as needed basis, necessary for us to continue our corporate existence and our business objective to seek a Business Combination, as well as funding the costs, including professional accounting fees and expenses related to continuing to be a reporting company under the Exchange Act. However, we have no written agreement with Mr. Kier to provide any interim financing for any period and there is no assurance that he will provide such funding. Should Mr. Kier fail to loan the Company funds to pay such expenses, the Company has not identified any alternative sources, and there is substantial doubt about the Company's ability to continue as a going concern. The Company currently does not intend to raise funds, either debt or equity, from investors while the Company is a blank check company, and the Company will not borrow any funds to make any payments to the Company's management or affiliates.

The Company has no employees and does not expect to hire any prior to effecting a Business Combination. The Company's President has agreed to allocate a portion of his time to the activities of the Company, without compensation. The President anticipates that the business plan of the Company can be implemented by his devoting a portion of his available time to the business affairs of the Company.

The Company's board of directors intends to provide the Company's shareholders with complete disclosure documentation concerning the structure of a proposed Business Combination prior to consummation.

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Financial Statements and related notes to the Financial Statements, which are included as Part F/S of this Form 10-SB.

Until 2004, the Company was a publisher of children's nonfiction books, in both hardcover and paperback, for the school and library market and the consumer market. The Company published more than 1,700 hardcover and 750 paperback books under its Roaring Book, Millbrook, Copper Beech, and Twenty-First Century imprints. In recent years schools and public libraries across the country suffered major fiscal crises, and responded by cutting back on their book acquisitions. The effect on the Company's business was severe. Accordingly, the Company engaged in negotiations with People's Bank, its secured lender, and a committee of its largest unsecured creditors, in an attempt to restructure its obligations out of court. When it became clear that the restructuring would not be successful, the Company decided to seek the protection of the Bankruptcy Court.

On February 6, 2004, the Company filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Connecticut (the "Bankruptcy Court"). After filing for bankruptcy, the Company began to sell each of its imprints. The Company's plan in bankruptcy called for the continued sales of current inventory until the various imprints could be sold. It was determined that the best way to proceed for the benefit of the Company's creditors, shareholders and employees was to sell the imprints individually rather than as a single unit. Consequently, The financial statements as of July 31, 2004 reflect the discontinued operations of the Company and the sales of various imprints. In April 2004, the Company sold its Roaring Book imprint in an auction for approximately $4.4 million. In July 2004, the Company sold both the Millbrook and Twenty-First Century imprints together in an auction for approximately $3.4 million. The Company sold the Copper Beach imprint and remaining inventory in late 2004 for approximately $165,000. In addition, beginning in February 2004, the Company began to sell off its inventory and raised approximately an additional $2.1 million. As of July 31, 2004, the Company had paid all secured creditors 100% of amounts owed. The Company estimates that it will have available funds to pay all unsecured creditors 100% of amounts owed and will have sufficient cash to make a shareholder distribution. Neither First Americas or its transferees will be entitled to participate in such distribution. The Company estimates that the bankruptcy proceeding will be concluded by July 2005.

Traditional year over year comparisons of the statement of operations and balance sheets become less significant as the Company filed for bankruptcy in 2004 and began to sell assets.

The statement of operations for the audited financial statements and unaudited interim financial statements presented detail the net loss recognized from the disposal of the significant imprints of the Company along with the loss from discontinued operations of those imprints prior to their sale. The comparative statements of operations have been reclassified to conform with the current period presentation.

The Company's balance sheet reflects the sale of its imprints and the execution of its plan of reorganization which call for the Company to sell its assets and raise cash to pay liabilities and distribute any remainder to shareholders.

As of July 31, 2004 and currently, the Company has sufficient funds to pay all of its estimated ongoing expenses of bankruptcy including the payment of all Liabilities subject to compromise.

ITEM 3. DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company's current address is 1775 Broadway, New York, NY 10019. The Company's office space is currently provided by First Americas Management LLC, an affiliate of Mr. Kier, for $3,500 per month, which amount will accrue, without interest, until paid.

ITEM 4. SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this registration statement, there are 28,698,870 shares of the Company's common stock, par value $0.01 per share, issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock; (ii) by each executive officer of the Company at the end of the last completed fiscal year; (iii) each current director and executive officer; and
(iv) by all of the foregoing executive officers (including the former executive officers) and current directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name, Position and Address of Beneficial Owner                   Number of Shares Beneficially    Percent of Class
                                                                              Owned                      (%)
Isaac Kier                                                                  19,371,737                  67.5
President, Secretary, Treasurer and Director
1775 Broadway, Suite 604, New York, NY 10019

Jerome Chazen                                                                2,582,898                   9.0
Director
c/o Chazen Capital Partners
767 Fifth Avenue
New York, NY 10153

Lawrence Coben                                                               1,937,174                   6.8
1775 Broadway Suite 604
New York, NY 10019

Sid Banon                                                                      645,725                   2.3
Director
150 E. 69th Street
New York, NY 10021

Jean E. Reynolds, former executive officer                                      15,506                    *
2 Old New Milford Road
Brookfield, CT 06804

David Allen, former executive officer                                            4,500                    *
2 Old New Milford Road
Brookfield, CT 06804

Simon Boughton, former executive officer                                             0                    *
2 Old New Milford Road
Brookfield, CT 06804

All Executive Officers and Directors as a Group (six persons)               24,557,540                  85.6

*Less than 1%

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The names, ages and positions of the Company's current directors and executive officers are as follows:

      NAME              AGE                 POSITIONS AND OFFICES HELD
      ----------        ---         --------------------------------------------
      Isaac Kier        52          President, Secretary, Treasurer and Director

      Sid Banon         48          Director

      Jerome Chazen     78          Director

In addition to the above, each of David Allen, Jean Reynolds and Simon Boughton were executive officers during fiscal year 2004, but have since resigned.

All of the directors of the Company other than those set forth above resigned in connection with the acquisition by First Americas of a controlling interest in the Company.

DIRECTORS AND EXECUTIVE OFFICER

Isaac Kier, Director, President, CEO/CFO, Secretary

Isaac Kier has served as a director and the Company's president, secretary and treasurer since April 2005, and will serve on the board of directors until the next annual shareholders' meeting of the Company or until a successor is elected. Since February 2000, Mr. Kier has been a general partner of Coqui Capital Partners, L.P., a venture capital firm licensed by the Small Business Administration as a small business investment company having investments in the telecommunications, media and biotechnology industries. Since June 2004, Mr. Kier has served as a director of Rand Acquisition Corporation (RAQCU.OB, RAQC.OB and RAQCW.OB), a blank check company formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. Since February 2004, he has served as treasurer and director of Tremisis Energy Acquisition Corporation (TEGYU.OB), a special purpose acquisition company. Since February 2004, he has also served on the board of directors of Hana Biosciences, Inc., a development stage biopharmaceutical company focused on the acquisition, development and commercialization of innovative products to enhance cancer care. Since April 1997, Mr. Kier has been a principal of First Americas Partners, LLC, an investment partnership focusing on real estate investments in North and South America. Mr. Kier received a BA in Economics from Cornell University and a JD from George Washington University Law School.

Jerome A. Chazen, Director

Jerome A. Chazen has served as a director of the Company since April 2005. Mr. Chazen is also Chairman of Chazen Capital Partners, a private investment company. Prior to Chazen Capital, Mr. Chazen was one of the four founders of Liz Claiborne Inc., where he is also Chairman Emeritus. Mr. Chazen is also the founder and Benefactor of the Jerome A. Chazen Institute of International Business, the focal point of all international programs at Columbia Business School. Mr. Chazen received his Bachelor Degree from the University of Wisconsin and his MBA from Columbia Business School. Mr. Chazen has been a director of Taubman Centers, Inc. since 1992.

Sid Banon, Director

Mr. Banon has been a director of the Company since April 2005. Mr. Banon has served as a Managing Director of Chazen Capital Partners, L.P. since 1996. Prior to that, he was a co-founder of Win Stuff Corporation, a national operator of skill crane vending machines, and Mr. Banon currently serves as Chief Executive Officer of that company. Prior to that, Mr. Banon held various corporate positions in audit, finance and accounting at Sony Corp. of America, Gulf & Western, and Citicorp. Mr. Banon received his BS in Accounting at the State University of New York at Albany, and is a Certified Public Accountant.

There are no agreements or understandings for any of the officers or directors of the Company to resign at the request of another person, and the above-named officer and directors are not acting on behalf of, nor will act at the direction of, any other person.

Mr. Chazen is Mr. Banon's father-in-law. There are no other family relationships among the officers and directors of the Company.

PRIOR BLANK CHECK EXPERIENCE

Messrs. Chazen and Banon have had no prior experience with blank check companies. The following chart summarizes certain information concerning all current and past blank check companies with which Mr. Kier has been involved.

------------------------------------------------------------------------------------------------------------------------------------
Name of Company (SEC File No.)           Status of Registration   Company Status
------------------------------------------------------------------------------------------------------------------------------------
Rand Acquisition Corporation ("Rand")    Rand filed a             Rand is a blank check company formed on June 2, 2004 to effect a
(File No. 000-50908)                     Registration Statement   merger, capital stock exchange, asset acquisition or other similar
                                         on Form S-1 with the     business combination with an operating business. Mr. Kier serves
                                         SEC on June 30, 2004     as a director. Unlike the Company, Rand has approximately $24
                                         (Reg. No. 333-117051)    million of cash available to it with which to pursue an
                                         and Form 8-A on August   acquisition.
                                         23, 2004. Rand files
                                         reports under the        No acquisitions, business combinations or mergers are pending or
                                         Securities Exchange Act  have occurred.
                                         of 1934.
------------------------------------------------------------------------------------------------------------------------------------
Tremisis Energy Acquisition Corporation  Tremisis filed a         Tremisis is a blank check company formed on February 5, 2004 to
("Tremisis") (File  No. 000-50682)       Registration Statement   effect a merger, capital stock exchange, asset acquisition or
                                         on Form S-1 with the     other similar business combination with an operating business in
                                         SEC on March 12, 2004    either the energy or the environmental industry and their related
                                         (Reg. No. 333-113583)    infrastructures. Mr. Kier is treasurer and a director. Unlike the
                                         and Form 8-A on April    Company, Tremisis has approximately $34 million of cash available
                                         13, 2004. Tremisis       to it with which to pursue an acquisition.
                                         files reports under the
                                         Securities Exchange Act  No acquisitions, business combinations or mergers are pending or
                                         of 1934.                 have occurred.
------------------------------------------------------------------------------------------------------------------------------------
Hana Biosciences, Inc. ("Hana") (File    Hana files reports       Hana is a development stage biopharmaceutical company focused on
No. 000-50782)                           under the Securities     the acquisition, development and commercialization of innovative
                                         Exchange Act of 1934.    products to enhance cancer care.

                                                                  Mr. Kier is a director of Hana, which, in July 2004, merged into
                                                                  Email Real Estate.com, Inc. ("EMLR"), a public blank check company that originally had been formed for the purpose of developing
                                                                  Internet web sites for the real estate industry. Mr. Kier had no association with EMLR prior to the foregoing transaction.
------------------------------------------------------------------------------------------------------------------------------------
eDiets.com, Inc. ("eDiets") (File No.    eDiets filed a           On November 17, 1999, eDiets merged with a subsidiary of Olas,
000-30559)                               Registration Statement   Inc., a public "shell", whereby all of the outstanding shares of
                                         on Form SB-2 with the    common stock of eDiets were exchanged for 88% of the common stock
                                         SEC on December 30,      of Olas. Mr. Kier was a director and officer of Olas, Inc. at the
                                         1999 (Registration No.   time of such transaction. Mr. Kier is no longer a director or
                                         333-93971) and Form 8-A  officer.
                                         on May 4, 2000.

                                         eDiets files reports
                                         under the Securities
                                         Exchange Act of 1934.
------------------------------------------------------------------------------------------------------------------------------------

INVOLVEMENT ON CERTAIN MATERIAL LEGAL PROCEEDINGS DURING THE LAST FIVE YEARS

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations or is subject to any pending criminal proceeding.

(2) Other than with respect to the Company's bankruptcy, no bankruptcy petitions have been filed by or against any business or property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

ITEM 6. EXECUTIVE COMPENSATION

Neither the Company's current executive officer nor any of the Company's current directors receives any compensation for his services rendered to the Company, has received such compensation in the past, or is accruing any compensation pursuant to any agreement with the Company. The Company currently has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of directors, officers, or other employees.

The officer and directors of the Company will not receive any finder's fees, either directly or indirectly, as a result of their efforts to implement the Company's business plan outlined herein.

SUMMARY COMPENSATION TABLE

The following table sets forth, for the Company's last three completed fiscal years, all compensation awarded to, earned by or paid to the Company's three executive officers who were executive officers of the Company at the end of the fiscal year ended July 31, 2004. None of such persons is currently an executive officer of the Company.

                                                                                      Long-Term
                                              Annual Compensation                   Compensation        All Other
                                      ------------------------------------       ------------------  Compensation (1)
                                                                                       Awards              ($)
                                      ------------------------------------       ------------------  ----------------
                                                                                     Securities
  Name and Principal Position(s)      Year        Salary ($)     Bonus ($)       Underlying Options
---------------------------------------------------------------------------------------------------------------------
David Allen,                          2004        $160,000             --                        --                --
    President, Chief Executive        2003        $160,000             --                   100,000                --
    Officer, Chief Financial          2002        $153,000             --                    55,000                --
    Officer and Secretary

Jean E. Reynolds,                     2004        $160,000             --                        --                --
    Executive Vice President and      2003        $160,000             --                   100,000                --
    Publisher                         2002        $146,000             --                    25,000                --

Simon Boughton,                       2004        $120,000        $28,000                        --                --
    Vice President and Publisher      2003        $160,000        $28,000                   100,000                --
                                      2002        $150,000        $25,000                    40,000                --

OPTION/SAR GRANTS IN LAST FISCAL YEAR

The Company granted no options during fiscal year 2004. As of the date of filing of this Form 10-SB/A, the Company has no options outstanding.

AGGREGATED OPTION/SAR EXERCISED IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

No executive officers exercised options during fiscal 2004. The following table provides information related to the number of options held by the named executive officers at fiscal year end. No options held by any such executive officer were in the money at 2004 fiscal year end. Additionally, all of such options were rejected by the Company in connection with the Bankruptcy, and no options remain outstanding.

                                                     Number of Securities
                                                    Underlying Unexercised
                                                     Options at FY-End (#)
                                               Exercisable         Unexercisable
                                               -----------         -------------
      Jean E. Reynolds                            92,166               75,000
      David Allen                                115,000               75,000
      Simon Boughton                              55,000               95,000

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of July 31, 2004 about the Company's common stock issuable upon the exercise of options, warrants and rights under the Company's then existing equity compensation plan. Such plan no longer exists. As of the date of filing of this Form 10-SB/A, no shares of common stock are issuable by the Company upon the exercise of options, warrants and rights under any equity compensation plan.

---------------------------------------------------------------------------------------------------------------------------
                        (a)                            (b)                             (c)
---------------------------------------------------------------------------------------------------------------------------
Plan category           Number of securities to be     Weighted-average exercise       Number of securities remaining
                        issued upon exercise of        price of outstanding            available for future issuance under
                        outstanding options,           options, warrants and rights    equity compensation plans (excluding
                        warrants and rights                                            securities reflected in column (a))
---------------------------------------------------------------------------------------------------------------------------
Equity compensation                        803,900                            $2.19                                  96,100
plans approved by
security holders (1)
---------------------------------------------------------------------------------------------------------------------------
Equity compensation                            n/a                              n/a                                     n/a
plans not approved
by security holders
---------------------------------------------------------------------------------------------------------------------------
Total                                      803,900                            $2.19                                  96,100
---------------------------------------------------------------------------------------------------------------------------

      (1)   Consists of the Company's 1994 Stock Option Plan.

Employment Contracts with Executive Officers

The Company was a party to employment contracts with each of Mr. Allen, Ms. Reynolds and Mr. Boughton. As of the end of the last fiscal year, only Mr. Allen's contract was still in effect. Mr. Allen voluntarily terminated his employment contract on April 26, 2005 and the Company has no obligation remaining under such contract.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 26, 2005, the Company issued 25,828,983 restricted shares of its common stock to First Americas in exchange for $75,000 in cash. See Item 4, "Recent Sales of Unregistered Securities." Mr. Kier, an officer and director of the Company, is the sole shareholder of First Americas. With respect to the sales made to Mr. Kier, the Company relied upon Section 4(2) of the Securities Act of

1933, as amended (the "Securities Act"). Such security holder cannot rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act. First Americas has since distributed shares to Mr. Kier and sold shares to Mr. Chazen, Mr. Banon and another individual.

In February 2005, the Company paid David Allen, a former officer and director of the Company, a $100,000 bonus for continuing with the Company during bankruptcy proceedings.

Pursuant to her employment agreement, which has since been cancelled, Jean Reynolds received $80,000 in severance pay during August 2004.

The Company paid Graham International Publishing & Research, Inc., one of the principals of which is Howard Graham, former chairman of the board of directors, nothing in fiscal year 2004 and $100,000 in fiscal year 2003 in connection with a consulting contract pursuant to which the consultant provided advice overall regarding publishing, financial review and sales strategy.

The Company's office space is currently provided by First Americas Management LLC, an affiliate of Mr. Kier, for $3,500 per month, which amount will accrue, without interest, until paid. See "Item 3. Description of Property."

Mr. Kier has indicated to us that he currently intends to provide us with limited funding in the form of loans, on an as needed basis, necessary for us to continue our corporate existence and our business objective to seek a Business Combination, as well as funding the costs, including professional accounting fees and expenses related to continuing to be a reporting company under the Exchange Act. However, we have no written agreement with Mr. Kier to provide any interim financing for any period and there is no assurance that he will provide such funding.

CONFLICTS OF INTEREST

Our management is not required to commit their full time to our affairs. As a result, pursuing a Business Combination may require a greater period of time than if they would devote their full time to our affairs. Management is not precluded from serving as officers or directors of any other entity that is engaged in business activities similar to those of the Company. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conduct. In such event, management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. Mr. Kier, a director and our President, Secretary and Treasurer, currently serves as a director of two other such companies. In general, officers and directors of a Delaware corporation are required to present certain business opportunities to such corporation. In cases where our management has multiple business affiliations, they may have similar legal obligations to present certain business opportunities to multiple entities. If several business opportunities or operating entities approach management with respect to a Business Combination, management will consider a number of factors including preferences of the management of the operating company and availability of resources of the acquiring company. However, management will act in what they believe will be in the best interests of the shareholders of the Registrant and other respective public companies.

Other than described above, there have been no transactions that are required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 75,000,000 shares of common stock, par value $0.01 per share, of which there are 28,698,870 issued and outstanding and 1,000,000 shares of preferred stock, par value $0.1 per share, of which none have been designated or issued. The following summarizes the important provisions of the Company's capital stock. For more information about the Company's capital stock, please see the copy of our articles of incorporation and bylaws that have been filed as exhibits to this registration statement.

COMMON STOCK

The holders of shares of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted can elect all of the directors then being elected. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no redemption, preemptive or other subscription rights, and there are no conversion provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

The Company's authorized shares of Preferred Stock may be issued in one or more series, and the board of directors is authorized, without further action by the stockholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The board of directors also may designate par value, preferences in liquidation and the number of shares constituting any series. The Company believes that the availability of Preferred Stock issuable in series will provide increased flexibility for structuring possible future financings and acquisitions, if any, and in meeting other corporate needs. It is not possible to state the actual effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of common stock until the Board of Directors determines the specific terms, rights and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, or impairing liquidation rights of such shares without further action by holders of the common stock. In addition, under various circumstances, the issuance of Preferred Stock may have the effect of facilitating, as well as impeding or discouraging, a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Issuance of Preferred Stock could also adversely affect the market price of the common stock. The Company has no present plan to issue any shares of Preferred Stock.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's board of directors. The Company currently intends to retain all earnings, if any, and accordingly the board of directors does not anticipate declaring any dividends prior to a Business Combination.

TRADING OF SECURITIES IN SECONDARY MARKET

The Company currently has 28,698,870 shares of common stock issued and outstanding, more than 90% of which are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering.

Following a Business Combination, the Company may apply for quotation of its securities on the OTC Bulletin Board. To qualify for quotation of its securities on the OTC Bulletin Board, an equity security must have at least one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for the quotation on the OTC Bulletin Board. There have been no preliminary discussions, understandings or agreements between the Company and any broker-dealer that would enable the broker-dealer to act as a market maker for the Company's securities in the future.

TRANSFER AGENT

The Company's transfer agent is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE

The Company's common stock is subject to quotation on the pink sheets under the symbol MILB. Until October 2003, the common stock of the Company was traded under the symbol MILB on the NASDAQ SmallCap Market. The following table shows the high and low bid prices for the Company's common stock during the last two fiscal years and the interim periods since ended as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

                                                       Price of Common Stock ($)
                                                       -------------------------
                                                          High           Low
                                                       ----------     ----------
      FISCAL 2003
      August 1, 2002 - October 31, 2002                   2.00           0.75
      November 1, 2002 - January 31, 2003                 2.00           1.46
      February 1, 2003 - April 30, 2003                   1.77           1.30
      May 1, 2003 - July 31, 2003                         1.41           1.15

      FISCAL 2004
      August 1, 2003 - October 31, 2003                   1.20           0.21
      November 1, 2003 - January 31, 2004                 0.51           0.20
      February 1, 2004 - April 30, 2004                   0.26           0.13
      May 1, 2004 - July 31, 2004                         0.15           0.09

      FISCAL 2005
      August 1, 2004 - October 31, 2004                   0.25           0.19
      November 1, 2004 - January 31, 2005                 0.23           0.07
      February 1, 2005 - April 29, 2005                  0.205           0.18

OPTIONS, WARRANTS, ETC.

There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common stock. Further, there are no shares of common stock of the Company being, or proposed to be, publicly offered by the Company.

HOLDERS

As of the date of this registration statement, there are approximately 40 holders of record of the Company's common stock. The Company believes that there are in excess of 600 beneficial owners of the Company's common stock.

DIVIDENDS

The Company has not paid any dividends on its common stock within the past two fiscal years or during the current fiscal year, and has no plans to do so in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS

Other than the settlement of claims in connection with the Company's bankruptcy, the Company's officers and directors are not aware of any threatened or pending litigation to which the Company is a party or which any of its property is the subject and which would have any material, adverse effect on the Company. The

Company, prior to its bankruptcy proceeding, was subject to several claims. As a result of the order of the U.S. Bankruptcy Court dated January 25, 2005, except as otherwise described in this registration statement, the Company will be free from all liens, claims and interests of others that arose prior to the effective date of the Company's bankruptcy plan.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      On October 17, 2002, DiSanto Bertoline & Company, P.C. ("DiSanto Bertoline") resigned as the Company's independent public accountants. This resignation resulted from DiSanto Bertoline's merger with Carlin, Charron & Rosen, LLP effective October 16, 2002.

      DiSanto Bertoline's reports on the Company's financial statements for the year ended July 31, 2002 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

      During the year ended July 31, 2002 and through the date of DiSanto Bertoline's resignation, there were no disagreements with DiSanto Bertoline on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to DiSanto Bertoline's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's financial statements for such year; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

      The Company provided DiSanto Bertoline with a copy of the foregoing disclosures. A copy of DiSanto Bertoline's letter, dated October 17, 2002, stating its agreement with such statements, was attached as Exhibit A to the Company's Form 8-K filed with the SEC on October 22, 2002.

      Effective October 17, 2002, the Board of Directors, based upon a recommendation of its Audit Committee, retained Carlin, Charron & Rosen, LLP ("CCR") as its independent auditors to audit the Company's financial statements for the year ending July 31, 2003. During the year ended July 31, 2002 and 2001 and through the date of CCR's appointment, the Company did not consult CCR with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information relating to all previous sales of our common stock, which sales were not registered under the Securities Act of 1933.

On April 26, 2005, the Company issued 25,828,983 restricted shares of its common stock to First Americas in exchange for $75,000 in cash. Mr. Kier, an officer and director of the Company, is the sole shareholder of First Americas. With respect to the sales made to Mr. Kier, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

On January 21, 2000, Richard K. Wulff, Chief of Office of Small Business Operations at the Securities and Exchange Commission issued an interpretive letter to the NASD Regulation, Inc., in which he stated as follows:

"It is our view that, both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are "underwriters" of the securities issued. Accordingly, we are also of the view that the securities involved can only be resold through registration under the Securities Act. Similarly, Rule 144 would not be available for resale transactions in this situation, regardless of technical compliance with that rule, because these resale transactions appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act."

This interpretation also states that securities held by officers, directors, promoters, and affiliates can only be resold through registration under the Securities Act. This also includes those shares obtained prior to the filing of the current registration statement.

As a result of the foregoing, Mr. Kier and the other transferees of First Americas may not be able to rely on the provisions of Rule 144. They may instead be required to file a registration statement under Securities Act of 1933 in order to complete any public sales of their shares.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains such a provision.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling our Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S

FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................20

FINANCIAL STATEMENTS AS OF JULY 31, 2004 AND 2003

      Balance Sheets..........................................................21

      Statements of Operations................................................22

      Statements of Changes in Stockholders' Equity...........................23

      Statements of Cash Flows................................................24

      Notes to Financial Statements...........................................25

UNAUDITED INTERIM FINANCIAL STATEMENTS

      Unaudited Balance Sheet As of April 30, 2005............................40

      Unaudited Statements of Operations for the Nine Months
      ended April 30, 2005 and 2004...........................................41

      Unaudited Statement of Changes in Stockholders' Equity for the
      Nine Months ended April 30, 2005........................................42

      Unaudited Statements of Cash Flows for the Nine Months
      ended April 30, 2005 and 2004...........................................43

      Notes to Unaudited Financial Statements.................................44

UNAUDITED SUPPLEMENTAL SCHEDULE OF FINANCIAL ACTIVITY FROM
JULY 31, 2004 TO APRIL 30, 2005...............................................46

             Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of MPLC, Inc.

We have audited the accompanying balance sheets of MPLC, Inc. (f/k/a The Millbrook Press, Inc.)(a Delaware corporation) as of July 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MPLC, Inc. as of July 31, 2004 and 2003, and the results of its operations and its cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, on February 6, 2004, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Connecticut and has discontinued its historical lines of business which raises substantial doubt about its ability to continue as a going concern. The Company's plan in regard to these matters is described in Note 2 to the financial statements. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Carlin, Charron & Rosen, LLP

Glastonbury, Connecticut
April 22, 2005, except for Notes 10 and 14 to which the date is April 30, 2005

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                                 BALANCE SHEETS
                             JULY 31, 2004 AND 2003

                                     ASSETS

                                                                    2004             2003
                                                                ------------     ------------
CURRENT ASSETS (Note 4)
    Cash                                                        $  4,527,000     $    103,000
    Accounts receivables, net                                      2,154,000        2,146,000
    Refundable federal income taxes                                       --          166,000
    Inventories, net                                                 260,000        5,423,000
    Royalty advances, net                                                 --          625,000
    Prepaid expenses                                                  12,000          122,000
                                                                ------------     ------------
       Total current assets                                        6,953,000        8,585,000

PLANT COSTS, net (Note 4)                                                 --        2,978,000
FIXED ASSETS, net (Notes 4 and 5)                                         --          116,000
ROYALTY ADVANCES, net (Note 4)                                            --        2,057,000
                                                                ------------     ------------
       Total assets                                             $  6,953,000     $ 13,736,000
                                                                ============     ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES (Notes 2 and 4)
    Borrowings under line of credit                             $         --     $  4,026,000
    Accounts payable and accrued expenses                            348,000        4,354,000
    Royalties payable                                                 82,000          384,000
                                                                ------------     ------------
       Total current liabilities                                     430,000        8,764,000
                                                                ------------     ------------

LIABILITIES SUBJECT TO COMPROMISE (Notes 2, 3 and 4)
    Accounts payable and accrued expenses                          3,785,000               --
                                                                ------------     ------------

COMMITMENTS AND CONTINGENCIES (Notes 10 and 13)                           --               --
                                                                ------------     ------------

STOCKHOLDERS' EQUITY (Notes 4 and 8)
    Common stock, par value $.01 per share,12,000,000                 35,000           35,000
    Additional paid in capital                                    17,592,000       17,592,000
    Accumulated deficit                                          (13,902,000)     (11,668,000)
    Treasury stock (605,113 shares at cost in 2004 and 2003)        (987,000)        (987,000)
                                                                ------------     ------------
       Total stockholders' equity                                  2,738,000        4,972,000
                                                                ------------     ------------
       Total liabilities and stockholders' equity               $  6,953,000     $ 13,736,000
                                                                ============     ============


   The accompanying notes are an integral part of these financial statements.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                            STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JULY 31, 2004 AND 2003

                                                                                           2004             2003
                                                                                        -----------     -----------
Net sales                                                                               $        --     $        --
Operating expenses                                                                               --              --
                                                                                        -----------     -----------
Loss before reorganization items, income taxes, discontinued operations and
    change in accounting principle                                                               --              --
                                                                                        -----------     -----------

Reorganization items:
    Loss on disposal of discontinued operations - Millbrook Press/Twenty-First
          Century Imprints                                                               (2,529,000)             --
    Gain on disposal of discontinued operations - Roaring Brook Press Imprint             1,797,000              --
    Professional fees and other reorganization items                                       (595,000)             --
                                                                                        -----------     -----------
                                                                                         (1,327,000)             --
                                                                                        -----------     -----------
Loss before income taxes, discontinued operations and change in accounting principle     (1,327,000)             --

Provision for (benefit from) income taxes                                                        --              --
                                                                                        -----------     -----------

Loss before discontinued operations and change in accounting principle                   (1,327,000)             --

Cumulative effect of a change in accounting principle                                            --       2,491,000
                                                                                        -----------     -----------

Loss before discontinued operations                                                      (1,327,000)     (2,491,000)

Loss from discontinued operations, net of taxes                                            (907,000)     (5,411,000)
                                                                                        -----------     -----------
Net loss                                                                                $(2,234,000)    $(7,902,000)
                                                                                        ===========     ===========

Loss per share - basic and diluted before discontinued operations
    and change in accounting principle                                                  $     (0.46)    $        --
                                                                                        ===========     ===========

Loss per share - basic and diluted before discontinued operations                       $     (0.46)    $     (0.87)
                                                                                        ===========     ===========

Net loss per share - basic and diluted                                                  $     (0.78)    $     (2.75)
                                                                                        ===========     ===========

Weighted average shares outstanding - basic and diluted                                   2,869,887       2,869,887
                                                                                        ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JULY 31, 2004 AND 2003


                                      Common Stock
                             -----------------------------     Additional
                              Shares Issued                     Paid-In         Treasury       Accumulated
                             and Outstanding     Amount         Capital          Stock           Deficit           Total
                             ---------------  ------------    ------------    ------------     ------------     ------------
Balance at July 31, 2002         3,475,000    $     35,000    $ 17,592,000    $   (987,000)    $ (3,766,000)    $ 12,874,000

Net loss                                --              --              --              --       (7,902,000)      (7,902,000)
                              ------------    ------------    ------------    ------------     ------------     ------------

Balance at July 31, 2003         3,475,000          35,000      17,592,000        (987,000)     (11,668,000)       4,972,000

Net loss                                --              --              --              --       (2,234,000)      (2,234,000)
                              ------------    ------------    ------------    ------------     ------------     ------------

Balance at July 31, 2004         3,475,000    $     35,000    $ 17,592,000    $   (987,000)    $(13,902,000)    $  2,738,000
                              ============    ============    ============    ============     ============     ============

   The accompanying notes are an integral part of these financial statements.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JULY 31, 2004 AND 2003

                                                                              2004             2003
                                                                           -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                   $(2,234,000)    $(7,902,000)
Adjustment to reconcile net loss to net cash provided by
    operating activities:
    Cumulative effect of a change in accounting principle                           --       2,491,000
    Loss from discontinued operations                                          907,000       5,411,000
    Reorganization items:
       Loss on disposal of discontinued operations                             732,000              --
       Professional fees and other fees paid                                  (247,000)             --
    Changes in discontinued operating assets and liabilities                 3,135,197       1,868,000
                                                                           -----------     -----------
               Net cash provided by operating activities                     2,293,197       1,868,000
                                                                           -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Net proceeds received from the sales of imprints due to
    Chapter 11 proceeding                                                    6,434,803              --
Purchases of fixed assets, net - discontinued operations                            --          (6,000)
Plant costs - discontinued operations                                         (278,000)     (1,471,000)
                                                                           -----------     -----------
          Net cash provided by (used in) investing activities                6,156,803      (1,477,000)
                                                                           -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Net payment on line of credit - discontinued operations                     (4,026,000)       (299,000)
                                                                           -----------     -----------
          Net cash used in financing activities                             (4,026,000)       (299,000)
                                                                           -----------     -----------

          Net increase in cash                                               4,424,000          92,000

CASH, beginning of year                                                        103,000          11,000
                                                                           -----------     -----------

CASH, end of year                                                          $ 4,527,000     $   103,000
                                                                           ===========     ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid                                                              $   108,949     $   219,000
                                                                           ===========     ===========
Income tax refunds received                                                $   163,949     $   136,000
                                                                           ===========     ===========
Other reorganization items:
    Net proceeds received from the sale of Roaring Brook Press Imprint:
       Sales price                                                           4,428,621              --
       Liabilities assumed by purchaser                                       (790,080)             --
                                                                           -----------     -----------
          Net proceeds received                                            $ 3,638,541     $        --
                                                                           ===========     ===========
    Net proceeds received from the sales of Millbrook Press and
      Twenty-First Century Imprints:
       Sales price                                                           3,420,000              --
       Liabilities assumed by purchaser                                       (623,738)             --
                                                                           -----------     -----------
          Net proceeds received                                            $ 2,796,262     $        --
                                                                           ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 1 DESCRIPTION OF THE BUSINESS

      MPLC, Inc. (f/k/a The Millbrook Press Inc.)(the "Company") was incorporated and commenced operations as an independent company on February 23, 1994. The Company is a publisher of children's fiction and nonfiction books, in both hardcover and paperbacks, for preschoolers through young adults. The Company's books are distributed to the school and public library market, trade bookstores and other specialty retail and direct sales markets in the United States through wholesalers, its own telemarketing efforts and commissioned sales representatives.

NOTE 2 PETITION FOR RELIEF UNDER CHAPTER 11

      On February 6, 2004, the Company (the Debtor) filed petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court for the District of Connecticut (Bankruptcy Court) and changed its name to MPLC, Inc. Under Chapter 11, certain claims against the Debtor in existence prior to the filing of the petitions for relief under the federal bankruptcy laws are stayed while the Debtor continues business operations as Debtor-in-possession. These claims are reflected in the July 31, 2004 balance sheet as "liabilities subject to compromise." Additional claims (liabilities subject to compromise) may arise subsequent to the filing date resulting from rejection of executory contracts, including leases, and from the determination by the court (or agreed to by parties in interest) of allowed claims for contingencies and other disputed amounts. Claims secured against the Debtor's assets (secured claims) also are stayed, although the holders of such claims have the right to move the court for relief from the stay. Secured claims are secured primarily by substantially all of the assets of the Company.

      The Company is operating their business as debtors-in-possession pursuant to the Bankruptcy Code. As such, actions to collect pre-petition indebtedness of the Company and other contractual obligations of the Company generally may not be enforced. In addition, under the Bankruptcy Code, the Company may assume or reject executory contracts and unexpired leases subject to Bankruptcy Court approval. Additional pre-petition claims may arise from such rejections, and from the determination by the Bankruptcy Court (or as agreed by the parties-in-interest) to allow claims for contingencies and other disputed amounts. From time to time since the Chapter 11 filing, the Bankruptcy Court has approved motions allowing the Company to reject certain business contracts that were deemed burdensome or of no value to the Company.

      The Company has received approval from the Bankruptcy Court to pay or otherwise honor certain of its pre-petition obligations, including employee wages and product warranties. The Company paid the interest portion on its pre-petition debt obligations prior to the filing of bankruptcy. Interest on post-petition debt obligations was paid on a monthly basis. Therefore, there is no accrued interest at July 31, 2004.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 2 PETITION FOR RELIEF UNDER CHAPTER 11 (Continued)

      In addition, the Bankruptcy Court authorized the Company to maintain their employee benefit programs. Funds of the qualified 401(k) plan are in trust and protected under federal regulations. All required contributions are current.

      BASIS OF ACCOUNTING

      The accompanying financial statements have been prepared on a going concern basis. As discussed above, the Company is a Debtor-in-Possession under the jurisdiction of the Bankruptcy Court and has discontinued its historical lines of business, which raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern is contingent upon, among other matters, the implementation and execution of its reorganization plan and merging with another entity or acquiring revenue producing activities. These factors indicate that the Company may be unable to continue in existence. As a result of the Company's Chapter 11 filing, such matters are subject to significant uncertainty. The financial statements do not include any adjustments or reclassifications that might be necessary should the Company be unable to continue in existence.

      The Company's financial statements have been presented in conformity with the AICPA's Statement of Position 90-7, "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7). SOP 90-7 requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the bankruptcy filing date and identification of all transactions and events that are directly associated with the reorganization of the Company. See "Liabilities Subject to Compromise" (Note 3) and "Plan of Reorganization" (below). Schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company as of February 6, 2004, the bankruptcy filing date, as reflected in the Company's accounting records. Liabilities, including pre-petition liabilities, are reported on the basis of the expected amount of the allowed claims. As of the date of these financial statements, the Bankruptcy Court has approved the Company's plan of reorganization, which calls for payment to secured and unsecured creditors an amount equal to 100% of the amount scheduled. There were no differences between amounts reflected in such schedules and claims filed by creditors, as all creditors were paid out at 100%.

      The Company expects to adopt "fresh-start" accounting in accordance with procedures specified by SOP No. 90-7 in future periods when all material conditions precedent to the plan's becoming binding are resolved.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 2 PETITION FOR RELIEF UNDER CHAPTER 11 (Continued)

      PLAN OF REORGANIZATION

      On January 25, 2005, the Bankruptcy Court confirmed the Company's plan of reorganization. Prior to the plan being approved, the Company had sold substantially all of its assets and had either collected the cash proceeds or was in the process of collecting any outstanding accounts receivable. The Company's plan called for payment of any outstanding post-petition accounts payable and also confirmed for the following disposition of pre-petition items:

      Secured Debt - The Company's secured debt had been paid in full (principal and interest) prior to the filing of the Company's plan of reorganization.

      Priority Tax Claims - The Company's priority tax claims have not been paid (principal and interest) prior to the filing of the Company's plan of reorganization. The Company is in process of completing its July 31, 2004 tax returns and the Company has available sufficient funds to pay these taxes.

      Trade and Other Miscellaneous Claims - The holders of approximately $3.8 million of trade and other miscellaneous claims are expected to receive 100% payment on the pre-petition amounts owed.

      Common Stock - The holders of 2,869,887 outstanding shares of the Company's existing common stock are to receive 10% of the outstanding voting common stock of the Company (see Note 14) and a one-time cash distribution based on the remaining proceeds of the bankruptcy process.

      DISCONTINUED OPERATIONS

      Roaring Brook Press Imprint - The Company sold its Roaring Brook Press imprint on April 30, 2004. The sale was conducted under the bankruptcy process and was approved by the Bankruptcy Court. The Company realized a gain on this transaction of approximately $1,797,000.

      Millbrook Press and Twenty-First Century Press Imprints - The Company sold its Millbrook Press and Twenty-First Century imprints on July 21, 2004. The sale was conducted under the bankruptcy process and was approved by the Bankruptcy Court. The Company realized a loss on this transaction of approximately $2,529,000.

      Copper Beech and Magic Attic Press Imprints - In February 2004, the Company formalized its plan to sell its Copper Beech and Magic Attic Press inventory and cease the publication of anymore of their imprints as part of the Company's plan of reorganization. Accordingly, related operating results have been reported as discontinued operations (see Note 14).

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 3 LIABILITIES SUBJECT TO COMPROMISE

      The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. These liabilities include substantially all the current and non-current liabilities of the Company as of February 6, 2004, the date the Chapter 11 petition was filed. As discussed further above, these liabilities are stayed during the Chapter 11 proceedings. Certain of the pre-petition liabilities are secured by liens on the Company's property. Parties holding secured claims may request maintenance payments during the reorganization period should the value of liened property decline. Additional bankruptcy claims and pre-petition liabilities may arise by reason of termination of various contractual obligations and as certain contingent and/or disputed bankruptcy claims are settled which may materially exceed the amounts shown below. All amounts below may be subject to future adjustment depending on Bankruptcy Court action, further developments with respect to disputed claims, or other events. Liabilities subject to compromise as of July 31, 2004 are summarized as follows.

      Federal, state and local taxes                            $         25,000
      Trade payables                                                   3,760,000
                                                                ----------------
      Total liabilities subject to compromise recorded          $      3,785,000
                                                                ================

NOTE 4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following significant accounting policies are attributable to discontinued operations:

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash in banks and highly liquid, short-term investments with original maturities of three months or less at the date acquired.

      REVENUE RECOGNITION

      The Company applies the provisions of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 expresses the views of the Securities and Exchange Commission ("SEC") staff in applying accounting principles generally accepted in the United States to certain revenue recognition issues. Revenue from the sale of books is generally recognized at shipment. The Company provides a reserve for product returns. Sales from telemarketing activities are recognized when the customer accepts all or part of a sample shipment. Revenue from the licensing of rights is recognized as earned, net of author co-payments.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      INVENTORIES

      Inventories of sheets and bound books, which are primarily located in a public warehouse or at customers as inventory on preview, are stated at the lower of cost or market, with cost determined by the average cost method. Allowances are established to reduce recorded costs of obsolete and slow moving inventory to its net realizable value.

      ROYALTY ADVANCES

      Licensing agreements for rights to future publications usually require a non-refundable partial payment of the royalty in advance of the publication. The Company charges royalty advances to expense in the period during which the related sales are recorded. If it appears that an advance will exceed total royalties to be earned based upon estimated sales, such excess is immediately expensed. Royalty advances to be earned out in excess of one year from the balance sheet date are classified as non-current assets. Royalty advances at July 31, 2003 are presented net of royalty reserves of $200,000. There are no royalty advances as of July 31, 2004 due to the discontinuation or sale of substantially all of the Company's publishing imprints.

      PLANT COSTS

      Plant costs consisting of plates, photo engravings, separations and other text costs of unpublished books are amortized over five years from publication date or the estimated remaining life, if shorter. Plant costs at July 31, 2003 are presented net of accumulated amortization of $15,701,000. Amortization expense related to plant costs for the years ended July 31, 2003 totaled $1,771,000. There are no plant costs as of July 31, 2004 due to the discontinuation or sale of substantially all of the Company's publishing imprints.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 4 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

      ASSET IMPAIRMENT

      In accordance with Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No.
      144), long lived assets, including plant costs, to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such economic benefits of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flow exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset.

      In 2004, the Company recorded an impairment loss totaling $43,000 related to the write off of certain fixed assets and $938,000 related to the write off of certain inventory items as a result of the Company's bankruptcy proceedings.

      In 2003, the Company recorded an impairment loss totaling $1,111,000 related to the write off of certain plant costs as a result of exiting the Copper Beech imprint.

      ADVERTISING COSTS

      Advertising costs are expensed in the periods in which the costs are incurred, except for those costs related to direct response advertising through catalog mailings. Catalog costs consisting of the costs of producing and distributing catalogs are amortized over the period in which the benefits are expected, which is generally less than one year. Capitalized advertising costs included in prepaid expenses totaled $-0-and $31,000 at July 31, 2004 and 2003, respectively. Advertising expense for the years ended July 31, 2004 and 2003 was $10,000 and $808,000, respectively.

      FIXED ASSETS

      Fixed assets are recorded at cost. Depreciation and amortization of fixed assets are computed on the straight-line method based on estimated useful lives ranging from 7-10 years for office furniture and equipment and 5 years for computers. Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the asset. The Company wrote down the value of all fixed assets to $-0- at July 31, 2004. This was done to reflect the estimated net realizable value of these assets resulting from the Company's bankruptcy proceedings.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 4 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

      INCOME TAXES

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date (see Note 7).

      EARNINGS PER SHARE

      Basic Earnings Per Share ("EPS") is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock awards, warrants and other convertible securities. Stock options are anti-dilutive for 2004 and 2003 therefore diluted EPS is the same as basic EPS.

      The Company's reorganization plan requires the issuance of common stock or common stock equivalents, thereby diluting current equity interests (see
      Note 14).

      STOCK OPTIONS

      In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 in 2003 had no significant impact on the Company.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      STOCK OPTIONS (Continued)

      SFAS Nos. 123 and 148 encourage all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, they also allow an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan typically have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them.

      The per share weighted-average fair value of stock options granted during fiscal 2003 was $1.26 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: fiscal 2003 - expected volatility 100%, risk-free interest rate of 3.95% and an expected life of 2 years.

      The Company's plan of reorganization per the bankruptcy proceedings called for the repurchase and cancellation of all outstanding options at a price of $0.01 per option. During the period August 1, 2004 through January 25, 2005, approximately 353,900 options expired. The Company repurchased the remaining options (approximately 450,000) on January 25, 2005 for a total cost of approximately $4,500.

      No stock options were granted in 2004. In 2003, the Company applied Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, compensation cost had been recognized only to the extent previously described. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement Nos. 123 and 148, the Company's net loss and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      STOCK OPTIONS (Continued)

                                                                      2003
                                                                  -------------
      Net loss
        As reported                                               $  (7,902,000)
        Stock based compensation cost, as reported (net
          of tax)                                                            --
        Stock based compensation cost that would have been
          included in the determination of net income had
          the fair value method been applied (net of tax)              (116,000)
                                                                  -------------
        Pro forma                                                 $  (8,018,000)
                                                                  =============

      Loss per share (basic and diluted)
        As reported                                               $       (2.75)
        Stock based compensation cost, as reported (net
          of tax)                                                            --
        Stock based compensation cost that would have been
          included in the determination of net income had
          the fair value method been applied (net of tax)                  (.04)
                                                                  -------------
       Pro forma                                                  $       (2.79)
                                                                  =============

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 4 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

      RECENT ACCOUNTING PRONOUNCEMENTS

      In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." In December 2004, the FASB issued SFAS 153, "Exchange of Non-monetary Assets, an Amendment of APB Opinion No 29" ("SFAS 153"). In November 2004, the FASB issued Statements of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." The Company is not significantly impacted by these statements and does not expect their implementation to have a material impact on the Company's financial statements.

      CHANGE IN ACCOUNTING PRINCIPLE - GOODWILL AND OTHER INTANGIBLE ASSETS

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill and certain intangible assets with indefinite useful lives to be subject to an annual review for impairment, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001.

      The changes in the carrying amount of goodwill for the year ended July 31, 2003 are as follows:

            Balance , August 1, 2002                                $ 2,491,000
            Goodwill acquired during the period                              --
            Impairment loss                                          (2,491,000)
                                                                    -----------
            Balance, July 31, 2003                                  $        --
                                                                    ===========

      The Company's acquisitions were tested for impairment utilizing methodologies employed by management in determining the purchase price of each entity at acquisition. Based on the results of those calculations, management has determined that there has been an impairment of all of its goodwill totaling $2,491,000.

      RECLASSIFICATIONS

      Certain 2003 balances have been reclassified to conform with the 2004 presentation.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 5 FIXED ASSETS

      Fixed assets at July 31, 2004 and 2003 consist of the following:

                                                      2004             2003
                                                   -----------      -----------
      Office furniture and equipment               $   196,000      $   196,000
      Computers                                        722,000          722,000
      Telecommunications equipment                      76,000           76,000
      Leasehold improvements                            84,000           84,000
                                                   -----------      -----------
                                                     1,078,000        1,078,000
      Accumulated depreciation and amortization     (1,035,000)        (962,000)
      Impairment charge (Note 4)                       (43,000)              --
                                                   -----------      -----------
                                                   $        --      $   116,000
                                                   ===========      ===========

      Depreciation and amortization expense related to fixed assets for the years ended July 31, 2004 and 2003 was $73,000 and $118,000, respectively.

NOTE 6 LINE OF CREDIT

      As of July 31, 2003, the Company had a $6,000,000 revolving line of credit with a bank with interest at the bank's prime rate of 4.0% and a maturity date of December 31, 2004. The outstanding balance under this line of credit at July 31, 2003 was $4,026,000. The $6,000,000 was the maximum available, however it may be lower based upon the eligible value of accounts receivable and inventory. As of July 31, 2003, the eligible inventory and accounts receivable was $4,173,000. During the year ended July 31, 2004, the Company's line of credit was paid in full and cancelled under the terms of the bankruptcy proceedings.

NOTE 7 INCOME TAXES

      The Company had approximately, $3,700,000 in net operating loss carryovers available to reduce future income taxes. These carryovers were reduced to zero or eliminated through the Company's bankruptcy proceedings.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 8 STOCKHOLDER'S EQUITY

      STOCK OPTION PLAN

      The Company had reserved 900,000 shares of common stock under its qualified and non-qualified 1994 Stock Option Plan ("Option Plan"), as amended, which provided that a committee, appointed by the Board of Directors, may grant stock options to eligible employees, officers and directors of the Company or its affiliates. The number of shares reserved for issuance was adjusted in accordance with the provisions of the Plan. All stock options granted by the Company expire seven years after the grant date. Stock options vest over a period from 2-5 years as determined by the stock option committee.

      Stock Option Plan activity during the periods indicated is as follows:



                                                                    Weighted-
                                                 Number of      Average Exercise
                                                  Shares             Price
                                                 ---------      ----------------
      Balance at July 31, 2002                    587,900             $2.74

        Granted                                   300,000              1.50
        Expired                                   (65,500)             3.49
                                                  -------

      Balance at July 31, 2003                    822,400              2.22

        Granted                                        --                --
        Expired                                   (18,500)             3.28
                                                  -------

      Balance at July 31, 2004                    803,900              2.19
                                                  =======

      At July 31, 2004 and 2003, the range of exercise prices was $1.50 - $4.50. The weighted-average remaining contractual life of outstanding options at July 31, 2004 and 2003 was .5 and 3.9 years, respectively. At July 31, 2004 and 2003, the number of options exercisable were 557,000 and 411,000, respectively, and the weighted-average exercise price of those options was $2.22 and $2.64, respectively.

      The Company's plan of reorganization per the bankruptcy proceedings called for the repurchase and cancellation of all outstanding options at a price of $0.01 per option. During the period August 1, 2004 through January 25, 2005, approximately 353,900 options expired. The Company repurchased the remaining options (approximately 450,000) on January 25, 2005 for a total cost of approximately $4,500.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 9 401(K) PROFIT SHARING PLAN

      The Company had a Non-standardized Prototype Cash or Deferred Profit Sharing 401(k) Plan (the "Plan") (see Note 2). Participation in the Plan by employees required that they complete six months of service for the Company and attain 21 years of age. Existing employees on the Plan's effective date did not have to satisfy the six-month service requirement. The Company determined each year a discretionary matching profit sharing contribution. Such contribution, if any, had been allocated to employees in proportion to each participant's contribution. The Company did not make a profit sharing contribution to the Plan during the years ended July 31, 2004 and 2003. The Company provided a 20% match of non-executive employee contributions to the Plan. This amounted to $6,500 and $21,000 for the years ended July 31, 2004 and 2003, respectively, through December 2003. In April 2005 the Company's Board of Directors terminated the profit sharing plan.

NOTE 10 COMMITMENTS

      The Company leased office facilities under operating leases, which were scheduled to expire at various dates through 2007. In June 2005, all of the Company's leases were terminated under the bankruptcy proceedings.

      Rent expense for the years ended July 31, 2004 and 2003 was $116,000 and $241,000, respectively.

      In May 1994, the Company entered into an agreement with Aladdin Books, a British publishing company, whereby Aladdin agreed to produce no less than 50 titles per year for Millbrook through January 1, 2004. The titles were wholly owned by Millbrook. Aladdin was responsible for production, printing and binding. Production costs were shared by Aladdin and Millbrook. Aladdin retained sales rights for these titles to countries other than the United States, Canada and the Philippines. Royalties were paid to Aladdin based on Millbrook sales. Development recovery amounts were paid to Millbrook based on sales by Aladdin to other parts of the world. Net payables to Aladdin at July 31, 2004 and 2003 are $957,000 and $938,000, respectively. In March 2005, the net payable was fully satisfied and all rights to any titles reverted to Aladdin under the terms of the bankruptcy proceedings.

      In June 2002, the Company entered into a fulfillment and distribution agreement with Simon & Schuster, Inc. Among other things, this agreement had a term of three years and required the Company to pay a monthly service fee based on net sales plus other direct costs. In return, Simon & Schuster, Inc. performed all order entry, customer service, credit, collection, warehousing and shipping functions for the Company. As a result of the Company's terms of the bankruptcy proceedings, this agreement was terminated as of April 30, 2005.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

      CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE, ACCRUED EXPENSES, ROYALTIES PAYABLE

      The carrying amount of these financial instruments approximates fair value because of the short-term nature of these instruments.

      LINE OF CREDIT

      The carrying amount of this financial instrument approximates fair value as the related interest rate fluctuates with market rates.

NOTE 12 CONCENTRATIONS OF CREDIT RISK

      The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable.

      CASH

      The Company maintains its cash deposits with high quality credit institutions. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution.

      ACCOUNTS RECEIVABLE

      The Company had extended credit to various companies in the retail and mass merchandising industry for the purchase of its inventory, which results in a concentration of credit risk. This concentration of credit risk may have been affected by changes in economic or other industry conditions and may have, accordingly, impacted the Company's overall credit risk. Although the Company generally did not require collateral, the Company performed ongoing credit evaluations of its customers and reserves for potential losses were maintained which have been within management's expectations. Subsequent to July 31, 2004, the Company collected all of its outstanding accounts receivable, therefore no reserve for potential losses existed at July 31, 2004.

NOTE 13 CONTINGENCIES

      Except for its bankruptcy proceedings (see Note 2), the Company is not aware of any contingent liabilities with respect to litigation and claims arising in the ordinary course of its business.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                          NOTES TO FINANCIAL STATEMENTS
                             JULY 31, 2004 AND 2003

NOTE 14 SUBSEQUENT EVENTS

      SALE OF THE CORPORATE SHELL / CHANGE OF CONTROL

      The Bankruptcy Court granted an order approving the contract to issue additional shares to First America's Partners, LLC as a good faith purchaser within the meaning of II USC Section 363(m). On April 26, 2005, the Company completed the sale of its corporate shell receiving a cash payment of $75,000 in exchange for the issuance of 25,828,983 common shares to First America's Partners, LLC, the new 90% majority shareholder. The pre-existing shareholders of the Company maintained 10% of the common stock of the ongoing entity. Upon the April 26, 2005 issuance of additional shares to the new majority shareholder, an escrow was established between the shareholders prior to the issuance of the new shares and the trustee representative. This escrow will be used for a distribution to those shareholders upon completion of the bankruptcy proceedings.

      The confirmed Bankruptcy Court order provided that upon signing of the contract the existing officers and directors were to resign from office and also authorized the following: (i) the appointment of new members to the board of directors; (ii) the amendment of the Articles of Incorporation to increase the number of authorized shares to 75,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.1 per share; (iii) the issuance of up to 26,000,000 shares of common stock, par value $0.0001 to the new management; and (iv) the cancellation and extinguishment of all common share conversion rights of any kind, including without limitation, options.

      COPPER BEECH AND MAGIC ATTIC PRESS IMPRINTS

      The Company sold its remaining Copper Beech and Magic Attic Press inventories from the period November 2004 to February 2005. Proceeds from the sale approximated net realizable value as stated in the financial statements as of July 31, 2004.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                                  BALANCE SHEET
                                 APRIL 30, 2005
                                   (UNAUDITED)

                                     ASSETS

                                                                       2005
                                                                   ------------
CURRENT ASSETS
     Cash                                                          $    210,000
                                                                   ------------
        Total assets                                               $    210,000
                                                                   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable and accrued expenses                         $     65,000
                                                                   ------------
        Total current liabilities                                        65,000
                                                                   ------------

LIABILITIES SUBJECT TO COMPROMISE
     Accounts payable and accrued expenses                               44,000
                                                                   ------------

COMMITMENTS AND CONTINGENCIES                                                --
                                                                   ------------

STOCKHOLDERS' EQUITY
     Preferred stock, par value $0.1 per share,
        1,000,000 authorized; no shares issued
        or outstanding                                                       --
     Common stock, par value $.01 per share,12,000,000                  110,000
     Additional paid in capital                                      16,292,000
     Accumulated deficit                                            (15,314,000)
     Treasury stock (605,113 shares at cost)                           (987,000)
                                                                   ------------
        Total stockholders' equity                                      101,000
                                                                   ------------
        Total liabilities and stockholders' equity                 $    210,000
                                                                   ============

                             See notes to unaudited
                          interim financial statements

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                            STATEMENTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED APRIL 30, 2005 AND 2004
                                   (UNAUDITED)

                                                                                   2005            2004
                                                                               ------------    -----------
Net sales                                                                      $         --    $        --
Operating expenses                                                                       --             --
                                                                               ------------    -----------
Loss before reorganization items, income taxes, discontinued operations and
            change in accounting principle                                               --             --
                                                                               ------------    -----------

Reorganization items:
            Professional fees and other reorganization items                     (1,412,000)            --
                                                                               ------------    -----------

Loss before income taxes and discontinued operations                             (1,412,000)            --

Provision for (benefit from) income taxes                                                --             --
                                                                               ------------    -----------

Loss before discontinued operations                                              (1,412,000)            --

Loss from discontinued operations, net of taxes                                          --       (149,000)
                                                                               ------------    -----------
Net loss                                                                       $ (1,412,000)   $  (149,000)
                                                                               ============    ===========

Loss per share - basic and diluted before discontinued operations              $      (0.49)   $     (0.05)
                                                                               ============    ===========

Net loss per share - basic and diluted                                         $      (0.49)   $     (0.05)
                                                                               ============    ===========

Weighted average shares outstanding - basic and diluted                           2,869,887      2,869,887
                                                                               ============    ===========

                             See notes to unaudited
                          interim financial statements

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    FOR THE NINE MONTHS ENDED APRIL 30, 2005
                                   (UNAUDITED)

                                      Common Stock
                            -----------------------------     Additional
                             Shares Issued                      Paid-In         Treasury       Accumulated
                            and Outstanding     Amount          Capital          Stock           Deficit           Total
                            ---------------  ------------    ------------     ------------     ------------     ------------
Balance at July 31, 2004        3,475,000    $     35,000    $ 17,592,000     $   (987,000)    $(13,902,000)    $  2,738,000

Net Loss                               --              --              --               --       (1,412,000)      (1,412,000)

Issuance of Shares             25,828,983          75,000              --               --               --           75,000

Escrow for Equity
Distribution (note 4)                  --              --      (1,300,000)              --               --       (1,300,000)

                            ------------------------------------------------------------------------------------------------
Balance at April 30, 2005      29,303,983    $    110,000    $ 16,292,000     $   (987,000)    $(15,314,000)    $    101,000
                            ================================================================================================

                             See notes to unaudited
                          interim financial statements

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                            STATEMENTS OF CASH FLOWS
                FOR THE NINE MONTHS ENDED APRIL 30, 2005 AND 2004
                                   (UNAUDITED)

                                                                            2005            2004
                                                                         -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                 $(1,412,000)    $  (149,000)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
    Loss from discontinued operations                                             --         149,000
    Change in reorganization items - professional fees and other fees       (283,000)        432,000
    Changes in discontinued operating assets and liabilities              (1,397,000)       (253,000)
                                                                         -----------     -----------
               Net cash (used in) provided by  operating activities       (3,092,000)        179,000
                                                                         -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Plant costs - discontinued operations                                             --        (278,000)
                                                                         -----------     -----------
          Net cash used in investing activities                                   --        (278,000)
                                                                         -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Net payment to shareholders (placed in escrow)                            (1,300,000)             --
Proceeds from sale of additional common stock                                 75,000              --
                                                                         -----------     -----------
          Net cash used in financing activities                           (1,225,000)             --
                                                                         -----------     -----------

          Net decrease in cash                                            (4,317,000)        (99,000)

CASH, beginning of year                                                    4,527,000         103,000
                                                                         -----------     -----------

CASH, April 30                                                           $   210,000     $     4,000
                                                                         ===========     ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid                                                            $        --     $   145,000
                                                                         ===========     ===========
Income tax refunds received                                              $        --     $   166,000
                                                                         ===========     ===========
Reorganization items - professional fees and other fees paid             $ 1,695,000     $        --
                                                                         ===========     ===========

                             See notes to unaudited
                          interim financial statements

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                 NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
                           APRIL 30, 2005 (UNAUDITED)

NOTE 1 BASIS OF PRESENTATION

      The Unaudited Interim Financial Statements presented herein have been prepared by the Company's management in accordance with the accounting policies described in the Company's July 31, 2004 audited financial statements and should be read in conjunction with the notes to financial statements which appear as part of those financial statements.

      The accompanying unaudited interim financial statements have been prepared on a going concern basis. The Company is a Debtor-in-Possession under the jurisdiction of the Bankruptcy Court and has discontinued its historical lines of business, which raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern is contingent upon, among other matters, the implementation and execution of its reorganization plan and merging with another entity or acquiring revenue producing activities. These factors indicate that the Company may be unable to continue in existence. As a result of the Company's Chapter 11 filing, such matters are subject to significant uncertainty. The unaudited interim financial statements do not include any adjustments or reclassifications that might be necessary should the Company be unable to continue in existence.

      The Company's unaudited interim financial statements have been presented in conformity with the AICPA's Statement of Position 90-7, "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code" (SOP 90-7). SOP 90-7 requires a segregation of liabilities subject to compromise by the Bankruptcy Court as of the bankruptcy filing date and identification of all transactions and events that are directly associated with the reorganization of the Company. Schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company as of February 6, 2004, the bankruptcy filing date, as reflected in the Company's accounting records. Liabilities, including pre-petition liabilities, are reported on the basis of the expected amount of the allowed claims. As of the date of these unaudited interim financial statements, the Bankruptcy Court has approved the Company's plan of reorganization, which calls for payment to secured and unsecured creditors an amount equal to 100% of the amount scheduled. There were no differences between amounts reflected in such schedules and claims filed by creditors, as all creditors were paid out at 100%.

      The Company expects to adopt "fresh-start" accounting in accordance with procedures specified by SOP No. 90-7 in future periods when all material conditions precedent to the plan's becoming binding are resolved.

      In the opinion of management, the information furnished in these unaudited interim financial statements reflects all adjustments necessary for a fair statement of the financial position and results of operations and cash flows as of and for the periods ended April 30, 2005 and 2004. The Unaudited Interim Financial Statements have been prepared in accordance with Item 310 of Regulation S-B for Interim Financial Statements and therefore do not include some information and notes necessary to conform with annual reporting requirements.

                                   MPLC, INC.
                   DEBTOR-IN-POSSESSION AS OF FEBRUARY 6, 2004
                           NOTES TO UNAUDITED INTERIM
                        FINANCIAL STATEMENTS (Continued)
                           APRIL 30, 2005 (UNAUDITED)


NOTE 2 USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 3 EARNINGS PER SHARE

      Basic Earnings Per Share ("EPS") is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock awards, warrants and other convertible securities. Stock options are anti-dilutive for the period, therefore diluted EPS is the same as basic EPS. The Company's reorganization plan requires the issuance of common stock or common stock equivalents, thereby diluting current equity interests (see Note 1).

NOTE 4 ESCROW FOR EQUITY DISTRIBUTION

      Upon the April 26, 2005 issuance of additional shares to the new majority shareholder, an escrow was established between the shareholders prior to the issuance of the new shares and the trustee representative. This escrow will be used for a distribution to those shareholders upon completion of the bankruptcy proceedings.

MPLC, Inc.
Unaudited supplemental schedule of Financial Activity from July 31, 2004 to April 30, 2005

  Unaudited interim financial information from July 31, 2004 to April 30, 2005

                                      (Audited)     (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
                                    Balance as of  Collection of     Payment of       Payment of         Sales of         Sale of
                                    July 31, 2004     Accounts       Liabilities     Post Petition      Remaining        Additional
           Description                               Receivable                      Administrative       Assets          Common
                                                                                        Expenses                           Stock
          Balance Sheet                Note A                                                                              Note B

               Cash                 $  4,527,000    $  2,154,000     $ (4,171,000)    $ (1,335,000)    $    260,000     $     75,000

     Accounts Receivable, net       $  2,154,000    $ (2,154,000)    $         --     $         --     $         --     $         --

         Inventories, net           $    260,000    $         --     $         --     $         --     $   (260,000)    $         --

         Prepaid expenses           $     12,000    $         --     $         --     $         --     $    (12,000)    $         --

           Total Assets             $  6,953,000    $         --     $ (4,171,000)    $ (1,335,000)    $    (12,000)    $     75,000

       Current Liabilities

  Accounts payable and accruals     $    348,000    $         --     $   (348,000)    $         --     $         --     $         --

        Royalties Payable           $     82,000    $         --     $    (82,000)    $         --     $         --     $         --

    Total Current Liabilities       $    430,000    $         --     $   (430,000)    $         --     $         --     $         --

Liabilities subject to Compromise   $  3,785,000    $         --     $ (3,741,000)    $         --     $         --     $         --

       Stockholders' Equity

           Common Stock             $     35,000    $         --     $         --     $         --     $         --     $     75,000
    Additional Paid in Capital      $ 17,592,000    $         --     $         --     $         --     $         --     $         --
       Accumulated deficit          $(13,902,000)   $         --     $         --     $ (1,335,000)    $    (12,000)    $         --
          Treasury Stock            $   (987,000)   $         --     $         --     $         --     $         --     $         --
    Total Stockholders' equity      $  2,738,000    $         --     $         --     $ (1,335,000)    $    (12,000)    $     75,000

   Total Liabilities and Equity     $  6,953,000    $         --     $ (4,171,000)    $ (1,335,000)    $    (12,000)    $     75,000

                                    (Unaudited)       (Unaudited)     (Unaudited)
                                     Transfer           Unpaid       Balance as of
                                     to escrow           Admin       April 30, 2005
           Description                                 expenses
                                                      subsequent
          Balance Sheet               Note C          to 7/31/04

               Cash                 $ (1,300,000)    $         --     $    210,000

     Accounts Receivable, net       $         --     $         --     $         --

         Inventories, net           $         --     $         --     $         --

         Prepaid expenses           $         --     $         --     $         --

           Total Assets             $ (1,300,000)    $         --     $    210,000

       Current Liabilities

  Accounts payable and accruals     $         --     $     65,000     $     65,000

        Royalties Payable           $         --     $         --     $         --

    Total Current Liabilities       $         --     $     65,000     $     65,000

Liabilities subject to Compromise   $         --     $         --     $     44,000

       Stockholders' Equity

           Common Stock             $         --     $         --     $    110,000
    Additional Paid in Capital      $ (1,300,000)    $         --     $ 16,292,000
       Accumulated deficit          $         --     $    (65,000)    $(15,314,000)
          Treasury Stock            $         --     $         --     $   (987,000)
    Total Stockholders' equity      $ (1,300,000)    $    (65,000)    $    101,000

   Total Liabilities and Equity     $ (1,300,000)    $         --     $    210,000

MPLC, INC.
DEBTOR IN POSSESSION AS OF FEBRUARY 6, 2004
NOTES TO UNAUDITED SUPPLEMENTAL SCHEDULE OF FINANCIAL ACTIVITY
FROM JULY 31, 2004 to APRIL 30, 2005
APRIL 30, 2005 ( UNAUDITED)

Note A: The audited July 31, 2004 Balance sheet should be read in conjunction with the complete set of audited July 31, 2004 financial statements, including footnotes, contained elsewhere this report.

Note B: This transaction represents the sale of an additional 25,828,983 shares of common stock to First Americas Partners, LLC on April 26, 2005.

Note C: This transaction represents the establishment of an escrow to benefit the MPLC, Inc. common shareholders who existed prior to the Transaction in Note B. The funds represent available cash as a result of the bankruptcy proceedings.

PART III

ITEM 1. INDEX TO EXHIBITS

Copies of the following documents are filed with this Registration Statement on Form 10-SB/A as exhibits.

EXHIBIT NUMBER        DESCRIPTION

2.1*                  Plan of Reorganization, dated January 25, 2005

2.2*                  Order Confirming Plan of Reorganization, dated January 25,
                      2005

3.1*                  Restated Certificate of Incorporation, dated December 16,
                      1996

3.2* Certificate of Amendment, dated October 12, 2004, to Restated Certificate of Incorporation

3.3* Certificate of Amendment, dated April 8, 2005, to Restated Certificate of Incorporation

3.4*                  By-Laws, as amended

4.1*                  Specimen of Certificate of Common Stock

10.1* Escrow Agreement, dated April 26, 2005, between the Company, David Allen and North Fork Bank

10.2* Letter Agreement, dated April 26, 2005, between the Company, David Allen and First Americas Partners, LLC

*     Previously filed with MPLC, Inc. Form 10-SB, filed on June 10, 2005.

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   MPLC, Inc.
                                  (Registrant)


Date: July 20, 2005                               By: /s/ Isaac Kier
                                                      --------------------------
                                                  Name:  Isaac Kier
                                                  Title: President